SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Upstream Worldwide, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

916787 104
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 916787 104	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 21,039,038 (1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 21,039,038 (1)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,039,038
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (2)
12	TYPE OF REPORTING PERSON* IN - Individual

(1)
Represents (i) 4,466,940 shares of common stock held individually by the reporting person, (ii) 13,146,418 shares of common stock held by GRQ Consultants, Inc. 401(K), of which the reporting person is the trustee, (iii) 276,348 shares of common stock held by GRQ Consultants, Inc. 401(K) FBO Renee Honig of which the reporting person is the trustee, (iv) 2,904,332 shares of common stock held by GRQ Consultants, Inc. Defined Benefit Pension Plan of which the reporting person is the trustee and (v) 245,000 shares of common stock underlying Series B Preferred Stock (“Series B”) and warrants to purchase common stock.  Does not include an additional 33,505,000 shares of common stock issuable upon the conversion of Series B and warrants which contain a blocker provision under which the reporting person can only convert the Series B or exercise his warrants to a point where he would beneficially own a maximum of 9.99% of the Company’s outstanding shares (the “Blocker”).

(2)
If not for the Blocker, the reporting person would own in excess of 9.99% of the outstanding shares of common stock. Based upon 210,165,563 shares outstanding as of December 31, 2010, plus 245,000 shares underlying derivatives exercisable within 60 days.

CUSIP No. 916787 104	13G	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer: Upstream Worldwide, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 200 E. Broward Blvd., Suite 1200, Ft. Lauderdale, FL 33301

Item 2.

(a)	Name of Person Filing: Barry Honig
(b)	Address of Principal Business Office or, if none, Residence: 4400 Biscayne Boulevard, Suite 850, Miami, FL 33137
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 916787 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

See Item 5 through 9 and 11 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification

Not applicable.

CUSIP No. 916787 104	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2011

/s/ Barry Honig
Signature

Barry Honig
Name